UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of October, 2019

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MINUTES OF THE EXTRAORDINARY SHAREHOLDERS’ MEETING
OF PETRÓLEO BRASILEIRO S.A. – PETROBRAS,
HELD ON SEPTEMBER 30, 2019

(Registered as summary, pursuant to §1 of

article 130 of Law No. 6404, of December 15, 1976)

PUBLIC COMPANY

TAX ID no 33.000.167/0001-01 NIRE no 33300032061

I.DATE, TIME AND PLACE:

Meeting held on September 30, 2019, at 3 pm, at the Company’s registered office on Avenida República do Chile 65, Downtown, Rio de Janeiro, RJ.

lI.ATTENDANCE, QUORUM AND CALL:

Shareholders representing 90.65% of the common shares that make up the capital stock attended the Extraordinary Shareholders’ Meeting, as shown in the records and signatures in the Shareholders’ Attendance Book, called through the Call Notice published in the editions of the periodical Official Gazette of the State of Rio de Janeiro on August 30 and September 02 and 03 of 2019 and on August 30 and 31 and September 01, 02 and 03 in the newspaper Valor Econômico. The Meeting was chaired by the shareholder Francisco Augusto da Costa e Silva, appointed by Act of the Company’s CEO, Roberto da Cunha Castello Branco, based on article 42 of the Bylaws of Petrobras. Mr. Daniel Brasiliense e Prado, Federal Revenue Attorney, representing the Federal Union (União) was attending. Also attending was Compliance and Governance Executive Officer Marcelo Barbosa de Castro Zenkner. Also attending was Daniel Alves Ferreira, member of the Company’s Supervisory Board, in compliance with the provisions of Article 164 of Law No. 6404, of December 15, 1976 and Mrs. Michelle Caetano, representing KPMG Auditores Independentes, in compliance with the provisions of Article 8º, paragraph 1º, of Law No. 6404, of December 15, 1976.

IlI.MEETING BOARD:

•Chairman of the Meeting: Francisco Augusto da Costa e Silva

•Federal Government Representative: Daniel Brasiliense e Prado

•Secretary: João Gonçalves Gabriel

Following the opening of this General Shareholders’ Meeting and prior to the reading of the Agenda, it was informed by the Chairman of the Meeting that, pursuant to Article 21W, Paragraph 4 of CVM Instruction 481, shareholders representing 7.41% of the share capital with voting rights and 4.23% of the total shares issued by the Company sent their instructions through a remote voting list to the Extraordinary Shareholders’ Meeting, with the respective voting map available for shareholders reference upon request.

IV.AGENDA OF THE EXTRAORDINARY SHAREHOLDERS’ MEETING:

I. Merger of Petrobras Logística de Gás S.A.  (“Logigás”) into Petrobras to:

(1)Confirm KPMG Auditores Independentes (“KPMG”) as Petrobras’ contractor to prepare the relevant Logigás’ Evaluation Report, at book value, pursuant to paragraph 1 of article 227 of the Act 6404, of 12.15.1976;

(2)Approve the Evaluation Report prepared by KPMG at book value regarding Logigás’ shareholders’ equity;

(3)Approve all terms and conditions of the Merger Proposal and Basis, entered into by and between Logigás and Petrobras on 08.28.2019;

(4)Approve the merger of Logigás into Petrobras, with consequent extinction of the former, without increasing Petrobras’ share capital;

(5)Authorize Petrobras’ Executive Board to perform all acts required for the merger to be effective and for the absorbing company and absorbed company situations to be made regular before relevant authorities.

II. Proposal of amendment to Petrobras’ Articles of Merger in order to change articles 18, 20, 21, 23, 25, 29, 30, 35, 43 and 53 of said charter, and consequent consolidation of said Articles of Merger pursuant to Management proposal filed with the Brazilian Securities and Exchange Commission – CVM (Comissão de Valores Mobiliários) and Company through respective electronic addresses.

III. Amend the overall amount of management compensation, as approved by General and Special Shareholders’ Meeting dated April 25, 2019, in order to include the Digital Transformation and Innovation Executive Officer’s remuneration.

V.RESOLUTIONS:

Topics by order

Approved, with no objection from attendees, the drawing up of the minutes as summary, pursuant to Article 130 of Law noº 6404, of December 15, 1976.

On the items included in the Call Notice of this Meeting:

Item I: By the vote of the majority of the shareholders (voting map attached to these minutes), the proposal to incorporate Petrobras Logística de Gás S.A. (Logigás) by Petrobras was approved, as follows:

(1) Confirm KPMG Auditores Independentes (“KPMG”) as Petrobras’ contractor to prepare the relevant Logigás’ Evaluation Report, at book value, of Logigás’ shareholders’ equity, pursuant to paragraph 1 of article 227 of the Act 6404, of 12.15.1976;

(2)Approve the Evaluation Report prepared by KPMG at book value regarding Logigás’ shareholders’ equity;

(3) Approve all terms and conditions of the Merger Proposal and Basis, entered into by and between Logigás and Petrobras on 08.28.2019;

(4)Approve the merger of Logigás into Petrobras, with consequent extinction of the former, without increasing Petrobras’ share capital; and

(5) Authorize Petrobras’ Executive Board to perform all acts required for the merger to be effective and for the absorbing company and absorbed company situations to be made regular before relevant authorities, as necessary.

Item lI: Approved, by the majority of shareholders (as per voting map attached to these minutes), Amendments to Petrobras’ By-Laws and respective consolidation of the By-Laws, to amend Articles 18, 20, 21, 23, 25, 29, 30, 35, 43 and 53 as proposed by Management.

Thus, the Bylaws of Petróleo Brasileiro S.A. – Petrobras, from the date of this Extraordinary General Meeting, shall have the following wording:

“BYLAWS OF PETRÓLEO BRASILEIRO S.A. – PETROBRAS

Chapter I – Nature, Headquarters and Purpose of the Company

Art. 1º – Petróleo Brasileiro S.A. – Petrobras, hereinafter referred to as “Petrobras” or “Company”, is a mixed capital company, under control of the Federal Government, for an indefinite term, which shall be governed by the rules of private law – in general – and specifically, by the Corporation Law (Law 6,404 of December 15, 1976), by Law Nº 13.303, of June 30, 2016, by Decree Nº 8.945, of December 27, 2016, and by this Bylaws.

§1 – Federal Government control shall be exercised through the ownership and possession of at least 50% (fifty per cent) plus 1 (one) share, of the voting capital of the Company.

§2 – Upon the adherence of Petrobras to B3’s Level 2 Corporate Governance special listing segment, the Company, its shareholders, officers and Board of Auditors members became subject to the provisions of Corporate Governance Level 2 Listing Regulation of Brasil Bolsa Balcão - B3 (Level 2 Regulation).

§3 – The provisions of Level 2 Regulation shall prevail over the statutory provisions in such event of loss of rights affecting the beneficiaries of such public offerings included in this Bylaws, except for the provisions of articles 30, §§4 and 5, 40, §§3 and 4, and 58, sole paragraph of this Bylaws.

Art. 2 – Petrobras is based in and subject to the jurisdiction of the city of Rio de Janeiro, State of Rio de Janeiro, whereas it may establish subsidiaries, agencies, branches and offices both in Brazil and abroad.

Art. 3 – The purpose of the Company is the research, extraction, refining, processing, trading, and transport of oil from wells, shale or other rocks, its products, natural gas, and other hydrocarbon fluids, in addition to energy-related activities, whereas it may promote the research, development, production, transport, distribution, and trading of all forms of energy and any other related activities or the like.

§1 – The economic activities linked to its business purpose shall be developed by the Company as free competition with other companies according to market conditions, in compliance with the other principles and guidelines of Law no. 9,478, of August 6, 1997 and Law no. 10,438, of April 26, 2002.

§2 – Petrobras, either directly or through its whole-owned subsidiaries and controlled companies, whether or not associated to a third party, may exercise any of the activities under its business purpose in the Country or outside the national territory.

§3 – Petrobras may have its activities, provided in compliance with its corporate purpose, guided by the Federal Government to contribute to the public interest that justified its creation, aiming at meeting the objective of the national energy policy as set forth in article 1, section V, of Law Nº 9,478 of August 6, 1997.

§4 – In exercising the attribution referred to in paragraph 3 above, the Federal Government may only guide the Company to assume obligations or responsibilities, including the implementation of investment projects and the assumption of specific operating costs/results, such as those relating to the sale of fuels, as well as any other related activities, under conditions different from those of any other private sector company operating in the same market, when:

I – stipulated by a law or regulation, as well as provided for under a contract, covenant, or adjustment agreed upon with a public entity that is competent to establish such obligation, abiding by the broad publicity of such instruments; and

II – the cost and revenues thereof have been broken down and disseminated in a transparent manner, including in the accounting plan.

§5 – In the event of paragraphs 3 and 4 above, the Investment and the Minority Committees, in their advisory duties to the Board of Directors, will assess and measure, based on the technical-economic evaluation criteria for investment projects, and for specific operating costs/income used by the Company’s management, if the obligations and liabilities to be undertaken, are different from those of any other privately-held company operating in the same market.

§6 – When directed by the Federal Government to contribute to the public interest, the Company shall only assume such obligations or responsibilities:

I – that abide by such market conditions stipulated in §5 above; or

II – that comply with the provisions of sections I and II of paragraph 4 above, abiding by such criteria set forth in §5 above, and in this case, the Federal Government shall previously compensate the Company for the difference between such market conditions defined in §5 above and the operating result or economic return of the assumed obligation.

§7 – The exercise of such attribution referred to in paragraph 3 above shall be the subject of the annual chart subscribed by the members of the Board of Directors, as referred to in article 13, section I, of Decree nº 8.945, of December 27, 2016.

Chapter II – Capital, Shares and Shareholders

Art. 4 – Share Capital is R$ 205,431,960,490.52 (two hundred five billion, four hundred thirty-one million, nine hundred sixty thousand, four hundred ninety reais and fifty-two cents), divided into 13,044,496,930 (thirteen billion, forty-four million, four hundred ninety-six thousand, nine hundred thirty) shares without nominal value, 7,442,454,142 (seven billion, four hundred forty-two million, four hundred fifty-four thousand, one hundred forty-two) of which are common shares and 5,602,042,788 (five billion, six hundred two million, forty-two thousand, seven hundred eighty-eight) of which are preferred shares.

§1 – Capital increases through the issuance of shares shall be submitted in advance to the decision of the General Meeting.

§2 – The Company, by resolution of the Board of Directors, may acquire its own shares to be held as treasury stock, for cancellation or subsequent sale, up to the amount of the balance of profit and reserves available, except for the legal balance, without reduction of capital stock, pursuant to the legislation in force.

§3 – Capital stock may be increased with the issuance of preferred shares, without maintaining the ratio to common shares, in compliance with the legal limit of two-thirds of the capital stock and the preemptive right of all shareholders.

§4 – The controlling shareholder shall implement such measures designed to keep outstanding a minimum of 25% (twenty five percent) of the shares issued by the Company.

Art. 5 – Company shares shall be common shares, with the right to vote, and preferred shares, the latter always without the right to vote.

§1 – Preferred shares shall be non-convertible into common shares and vice versa.

§2 – Preferred shares shall have priority in the event of repayment of capital and the receipt of dividends, of at least 5% (five per cent) as calculated on the part of the capital represented by this kind of shares, or 3% (three percent) of the net equity value of the share, whichever the greater, participating on equal terms with common shares in capital increases arising from the capitalization of reserves and profits.

§3 – Preferred shares shall non-cumulatively participate in equal conditions with common shares in the distribution of dividends, when in excess to the minimum percentage they are afforded under the preceding paragraph.

§4 – Preferred shares shall be entitled to be included in a public offering for the sale of equity shares as a result of the sale of Company control at the same price and under the same conditions offered to the selling controlling shareholder.

Art. 6 – The payment of shares shall conform to the standards established by the General Assembly. In the event of late payment of the shareholder, and irrespective of challenges, the Company may promote the execution or determine the sale of shares, on account and risk of said shareholder.

Art. 7 – All Company shares shall be book-entry shares, and shall be maintained in the name of their holders, in a deposit account at a financial institution authorized by the Securities and Exchange Commission of Brazil – CVM, without issue of certificate.

Art. 8 – Shareholders shall be entitled at each financial year to dividends and/or interest on own capital, which may not be lower than 25% (twenty-five per cent) of adjusted net income, pursuant to the Brazilian Corporate Act, prorated by the shares to which the capital of the Company is to be divided.

Art. 9 – Unless the General Meeting decides otherwise, the Company shall make the payment of dividends and interest on own capital due to the shareholders within 60 (sixty) days from the date on which they are declared, and in any event within the corresponding accounting period, observing the relevant legal standards.

Sole paragraph. The Company may, by resolution of its Board of Directors, advance values to its shareholders as dividends or interest on own capital, whereas such advances shall be adjusted at the SELIC rate from the date of actual payment to the end of the respective fiscal period, pursuant to art. 204 of the Corporate Law.

Art. 10 – Dividends not claimed by shareholders within 3 (three) years from the date on which they have been made available to shareholders shall expire in favor of the Company.

Art. 11 – The values of dividends and interest as payment on own capital due to the National Treasury and other shareholders shall be subject to financial charges equivalent to the SELIC rate from the end of the fiscal period until the actual day of payment, notwithstanding the applicability of default interest when such payment does not occur on the date fixed by the General Assembly.

Art. 12 – In addition to the Federal Government, as controlling shareholder of the Company, shareholders may be individuals or legal entities, both Brazilian or foreign, whether or not resident in the country.

Art. 13 – Shareholders may be represented at General Meetings in the manner provided for in art. 126 of the Corporate Law, showing, in the act, or depositing, in advance, the receipt issued by the depositary financial institution, along with the document of identification or power of attorney with special powers.

§1 – The representation of the Federal Government at General Meetings of the Company shall occur in accordance with the specific federal legislation.

§2 – At the General Shareholders Meeting which decides on the election of Board of Directors members, the right to vote of preferred shareholders is subject to the satisfaction of the condition defined in § 6 of the art. 141 of the Corporate Law, of proven uninterrupted ownership of equity during the period of 3 (three) months, at least, immediately prior to the staging of the Meeting.

Chapter III – Wholly-Owned Subsidiaries, Controlled Companies, and Affiliates

Art. 14 – For the strict fulfillment of activities linked to its purpose, Petrobras may, pursuant to the authorization conferred by Law no. 9,478, of August 6, 1997, constitute, and, pursuant to the legislation in force, extinguish wholly-owned subsidiaries, companies whose business purpose is to participate in other companies, pursuant to art. 8, § 2 of Decree no. 8,945, of December 27, 2016, as well as join other companies, either as majority or minority shareholder.

Art. 15 – In observance of the provisions of Law no. 9,478, of August 6, 1997, Petrobras and its wholly-owned subsidiaries, controlled companies, and affiliates may acquire shares or quotas in other companies, participate in special-purpose companies, as well as join Brazilian and foreign companies, and form with them consortia, whether or not as the leading company, aiming to expand activities, gather technologies and expand investment applied to activities linked to its purpose.

Art. 16 – The governance rules of Petrobras, as well as common corporate rules established by Petrobras, through technical, administrative, accounting, financial and legal guidance, apply entirely to its wholly-owned and controlled subsidiaries and, as far as possible, to the affiliates, taking into account the resolutions of the management bodies of each company, and the strategic planning approved by the Petrobras’ Board of Directors.

Sole paragraph. Any appointments to an officer position or Board of Auditors member that are incumbent on the Company in its subsidiaries, controlled and affiliated companies, even if such appointment results of a nomination by the Federal Government under the current legislation, shall fully comply with such requirements and prohibitions imposed by the Corporation Law, as well as those provided for in arts.21, §§1, 2 and 3 and 43 and paragraphs thereof of these Bylaws, Law 13.303 of June 30, 2016, and Decree Nº 8.945 of December 27, 2016.

Chapter IV – Company Administration

Section I – Board Members and Executive Officers

Art. 17 – Petrobras shall be run by a Board of Directors, with deliberative functions, and an Executive Office.

Art.18 – The Board of Directors shall be composed of at least 7 (seven) and at most 11 (eleven) members, whereas the General Shareholders Meeting shall appoint among them the Chair of the Board, all of whom with a unified term of office that may not be greater than 2 (two) years, whereas reelection is permitted.

§1 – Once the unified management term of its members is respected, the composition of the Board of Directors shall be alternated in order to allow constant renewal of the body, without compromising history and experience regarding the Company’s business, subject to the following rules:

I – The Company’s president, as well as members elected by the minority shareholders, the preferred shareholders and the employees shall not participate in the rotation;

II – 20% (twenty percent) of the remaining board members shall be renewed every 4 (four) years. If this results in a fractional number of members, it will be rounded to the next higher integer.

§2 – In the case of vacancy in the post of CEO of the Board, the substitute shall be elected at the first ordinary meeting of the Board of Directors until the next General Assembly.

§3 – The member of the Board of Directors appointed pursuant to the caput of this article may be reelected up to three (3) consecutive times.

§4 – In the case of a member of the Board of Directors elected by the employees, the limit for reelection shall comply with current laws and regulations.

§5 – The Board of Directors shall be formed by at least ~~4~~0% (forty percent) independent members, considered therein the member elected by employees, whereas the independence criteria shall comply pursuant to article 22, §1, of Law 13.303 of June 30, 2016 of article. 36, §1 of Decree Nº 8.945, of December 27, 2016, of the Rules of Procedure of the B3’s State Companies Governance Highlight Program and of Level 2’s Regulation, abiding by the more stringent criterion in case of divergence between the rules.

§6 – The Board of Directors shall be composed of external members only, without any current statutory or employment ties with the Company, except for the member designated as the Company’s Chairman and the member elected by the employees.

§7 – The members of the Board of Directors to be nominated by the Federal government to meet the minimum number of independents set forth in §5 of this article will be selected in a triple list drawn up by a specialized company with proven experience, not being allowed to interfere in the indication of this list, which will be the sole responsibility of the specialized company.

§8 – Such functions as Chairman of the Board of Directors and chief executive shall not be held by the same individual.

§9 – The qualification as Independent Board Member shall be expressly declared in the minutes of the general meeting that elects them.

§10 – When, as a result of compliance with the percentage referred to in subsection ~~§~~5 of this article, fractional number of members results, rounding to the next higher integer.

§11 – The reelection of the Board of Directors member who does not participate in any annual training provided by the Company in the last 2 (two) years is prohibited.

§12 – Once the upper period of reelection is reached, the return of the Board of Directors member to the Company may only occur after the expiry of a period equivalent to 1 (one) term of office.

Art. 19 – In the process of electing members of the Board of Directors by the General Shareholders Meeting, the following rules shall be followed:

I – Minority shareholders are entitled to elect 1 (one) Board member, if a greater number does not correspond to them through the multiple vote process;

II – Holders of preferred shares jointly representing at least ten percent (10%) of the share capital, except the controlling shareholder, are ensured the right to elect and remove one (1) member of the Board of Directors by a separate vote in the General Shareholders’ Meeting;

III – Whenever, cumulatively, the election of the Board of Directors occurs by multiple voting system, and common or preferred shareholders exercise the right to elect Board members, the Federal Government shall be ensured the right to elect Board members in equal number to those elected by the remaining shareholders and by employees, plus 1 (one), irrespective of the number of Board members set out in art. 18 of this Statute;

IV – Employees shall be entitled to nominate one (1) member of the Board of Directors in a separate vote, by direct vote of their peers, according to paragraph 1 of art. 2 of Law Nº 12.353 of December;

V – Subject to the provisions of applicable law, the Ministry of Economy is guaranteed the right to nominate one member of the Board of Directors.

Art. 20 – The Executive Board shall include one (1) Chairman, chosen by the Board of Directors from among its members, and up to eight (8) Executive Officers, elected by the Board of Directors, among natural persons residing in the Country, with a unified term of office that cannot exceed two (2) years, with a maximum of three (3) consecutive reelections allowed, and they can be dismissed at any time.

§1 – The Board of Directors shall observe, in the selection and election of Executive Office members, their professional capacity, notorious knowledge and expertise in their respective areas of contact in which such officers shall act, in compliance to the Basic Plan of Organization.

§2 – Executive Office members shall exercise their posts in a regime of full time and exclusive dedication to the service of Petrobras, nevertheless, it is permitted, after justification and approval by the Board of Directors, the concomitant exercise of officer posts at wholly-owned subsidiaries, controlled companies or affiliates of the Company and, exceptionally, at the Board of Directors of other companies.

§3 – Executive Office members, in addition to the requirements of Board of Directors members, pursuant to art. 21 below, shall meet the requirement of 10 (ten) years of experience in leadership, preferably, in the business or in a related area, as specified in the Nomination Policy of the Company.

§4 – The reelection of the Executive Office member who does not participate in any annual training provided by the Company in the last 2 (two) years is prohibited.

§5 – Once the upper period of reelection is reached, the return of the Executive Officer to the Petrobras may only occur after the expiry of a period equivalent to 1 (one) term of office.

Art. 21 – The investiture in any administration position in the Company shall abide by such conditions set forth by article 147 and complemented by those provided for in article 162 of the Corporate Law, as well as those set forth in the Nomination Policy, Law 13.303 of June 30, 2016 and Decree Nº 8.945 of December 27, 2016.

§1 – For purposes of compliance with legal requirements and prohibitions, the Company shall furthermore consider the following conditions for the characterization of irreproachable reputation of the nominee to the post of administration, which shall be detailed in the Nomination Policy:

I – not be the defendant in legal or administrative proceedings with an unfavorable ruling to the nominee by appellate courts, observing the activity to be performed;

II – not have commercial or financial pending issues which have been the object of protest or inclusion in official registers of defaulters, whereas clarification to the Company on such facts is possible;

III – demonstrate the diligence adopted in the resolution of notes indicated in reports of internal or external control bodies in processes and/or activities under their management, when applicable;

IV – not have serious fault related to breach of the Code of Ethics, Code of Conduct, Manual of the Petrobras Program for Corruption Prevention or other internal rules, when applicable;

V – not have been included in the system of disciplinary consequence in the context of any subsidiary, controlled or affiliated company of Petrobras, nor have been subject to labor or administrative penalty in another legal entity of public or private law in the last 3 (three) years as a result of internal investigation, when applicable.

§2 – The appointment to administration position is forbidden for:

I – representative of the regulatory body to which the Company is subject;

II – Minister of State, State Secretary and Municipal Secretary;

III – holder of a commission position in the federal public administration, direct or indirect, without permanent contract with the public service;

IV – statutory leader of a political party and holder of a mandate in the Legislative Power of any federative entity, even if licensed;

V – a person who has acted for the last 36 (thirty-six) months as a participant in the political party’s decision-making structure;

VI – a person who worked in the last 36 (thirty-six) months in working in the organization, structuring and conducting of an electoral campaign;

VII – a person who holds office in union organization;

VIII – an individual who has entered into a contract or partnership, as a supplier or buyer, plaintiff or offering, of goods or services of any kind, with the Federal Government, with the Company itself or with its subsidiaries based in Brazil, in the three (3) years prior to the date of his appointment;

IX – a person who has or may have any form of conflict of interest with the Federal Government or with the Company itself;

X – consanguineous or related relatives up to the third degree of the persons mentioned in items I to IX; and

XI – a person who fits any of the ineligibility hypotheses provided for in the subitems of item I of the caput of art. 1 of Complementary Law No. 64 of May 18, 1990.

§3 – The nominee shall not accumulate more than 2 (two) paid positions on boards of directors or audit committees in the Company or any subsidiary, controlled or affiliated company of Petrobras.

§4 – The legal and integrity requirements must be reviewed by the People Committee within eight (8) business days as of the date the information is submitted by the candidate or by whom he/she is appointed, and may be extended by eight (8) business days upon request of the Committee. If there is an objectively proven reason, the review period may be suspended by a formal decision of the Committee.

§5 – The investiture in officer posts of persons with ascendants, descendants or collateral relatives in positions on the Board of Directors, the Executive Office or the Audit Committee of the Company shall be prohibited.

§6 – The investiture of employees’ representatives on the Board of Directors shall be subject to such requirements and impediments set forth in the Brazilian Corporate Law, Law Nº 13.303, dated June 30, 2016, in Decree Nº 8.945, dated December 27, 2016, in the Nomination Policy and in paragraphs 1 and 2 of this article.

§7 – The People Committee may request the person appointed to the position to attend an interview to clarify the requirements of this article, and acceptance of the invitation will be subject to the appointed person’s will.

Art. 22 – The members of the Board of Directors and Executive Office shall be invested in their positions upon signing the statements of inauguration in the book of minutes of the Board of Directors and the Executive Office, respectively.

§1 – The term of investiture shall include, under penalty of nullity: (i) the indication of at least 1 (one) domicile in which the administrator will receive summons and subpoenas in administrative and judicial proceedings related to such acts during his/her term in office, which shall be considered fulfilled by delivery at such indicated address, which can only be changed by means of written communication to the Company; (ii) adherence to the Instrument of Agreement of the Administrators pursuant to the provisions of Level 2’s Regulation, as well as compliance with applicable legal requirements, and (iii) consent to the terms of the arbitration clause dealt with in article 58 of these Bylaws and other terms established by law and by the Company.

§2 – the inauguration of a board member resident or domiciled abroad shall be subject to the engagement of a representative resident in the country, with powers to receive summons in lawsuits against said member that are filed based on corporate law, upon a power of attorney with a period of validity to extend for at least 3 (three) years after the expiration of the term of office of said member.

§3 – Prior to inauguration, and upon departure of office, the members of the Board of Directors and the Executive Office shall submit a statement of assets, which will be filed with the Company.

Art. 23 – The members of the Board of Directors and of the Executive Office shall be accountable, pursuant to article 158, of the Corporate Law severally and jointly, for such acts they perform and for such losses resulting therefrom for the Company, and they shall not be allowed to participate in such decisions on operations involving other companies in which they hold any interest, or have held administration positions in a period immediately prior to the investiture in the Company.

§1 – The Company shall ensure the defense in legal and administrative proceedings to its administrators, both present and past, in addition to maintain permanent insurance contract in favor of such administrators, to protect them of liabilities for acts arising from the exercise of the office or function, covering the entire period of exercise of their respective terms of office.

§2 – The guarantee referred to in the previous paragraph extends to the members of the Audit Committee, as well as to all employees and agents who legally act by delegation of administrators of the Company.

§ 3 – The Company may also enter into indemnity agreements with the members of the Board of Directors, Fiscal Council, Executive Board, committees and all other employees and representatives legally acting by delegation of the Company’s managers, in order to cope to certain expenses related to arbitration, judicial or administrative proceedings involving acts committed in the exercise of their duties or powers, from the date of their possession or the beginning of the contractual relationship with the Company.

§ 4 – Indemnity contracts shall not cover:

I – acts practiced outside the exercise of the attributions or powers of its signatories;

II – acts with bad faith, deceit, serious guilt or fraud;

III – acts committed in their own interest or of third parties, to the detriment of the company’s corporate interest;

IV – indemnities arising from social action provided for in Article 159 of Law 6404/76 or compensation for damages referred to in art. 11, paragraph 5, II of Law 6,385, of December 7, 1976; or

V – other cases provided for in the indemnity agreement.

§ 5 – The indemnity agreement shall be properly disclosed and provide, inter alia:

I – the limit value of the coverage offered;

II – the term of coverage; and

III – the decision-making procedure regarding the payment of the coverage, which shall guarantee the independence of the decisions and ensure that they are taken in the interest of the Company.

§ 6 – The beneficiary of the indemnity agreement shall be obliged to return to the Company the amounts advanced in cases in which, after an irreversible final decision, it is proved that the act performed by the beneficiary is not subject to indemnification, under the terms of the indemnity agreement.

Art. 24 – The member who fails to participate in 3 (three) consecutive ordinary meetings, without good reason or leave granted by the Board of Directors, shall lose office.

Art. 25 – In case of vacancy of the position of Board Member, the substitute shall be elected by the remaining Members and shall serve until the first General Meeting, as provided for in article 150 of the Corporate Law.

§1 – The member of the Board of Directors or Executive Office who is elected in replacement, shall complete the term of office of the replaced member and, at the end of the term of office, shall remain in office until the investiture of the successor.

§2 – If the board member who represents the employees does not complete the term of office, the following shall be observed:

I – the second most voted candidate shall take office, if more than half the term of office has not elapsed;

II – new elections shall be called, if more than half the term of office has elapsed.

§3 – In the event referred to in § 2 above, the substitute member shall complete the term of office of the replaced member.

§ 4 – In the event of vacancy in the positions of the directors elected by the minority shareholders holding common or preferred shares, the Board of Directors shall call a General Meeting to elect a substitute within 60 (sixty) days from the effective vacancy of the position.

Art. 26 – The Company shall be represented both in and out of courts, individually, by its CEO or by at least 2 (two) Executive Officers together, whereas it may appoint attorneys or representatives.

Art. 27 – The CEO and Executive Directors may not be absent from office, annually, for more than 30 (thirty) days, whether or not consecutive, without leave of absence or authorization of the Board of Directors.

§1 – The CEO and Executive Directors shall be entitled, annually, to 30 (thirty) days of paid license upon prior authorization of the Board of Executive Directors, whereas the payment in double of the remuneration for the license not enjoyed in the previous year shall be prohibited.

§2 – The CEO shall appoint, from among the Executive Officers, his possible substitute.

§3 – In case of vacancy of the position of CEO, the Chairman of the Board of Directors shall appoint the substitute from among the other members of the Executive Office until the election of the new CEO in compliance with art 20 of these Bylaws.

§4 – In case of absence or impediment of an Executive Officer, such an officer’s duties shall be assumed by a substitute chosen by the said officer, among the other members of the Executive Office or one of their direct subordinates, the latter for up to a maximum period of 30 (thirty) days.

§5 – In case the indication is made to a subordinate, subject to approval of the CEO, said substitute shall participate in all the routine activities of an Executive Officer, including the presence at meetings of Officers, to inform matter in the the contact area of the respective Executive Officer, without, however, exercising the right to vote.

Art. 28 – After the end of the term in office, the former members of the Executive Office, the Board of Directors and the Board of Auditors shall be impeded over a period of 6 (six) months counted from the end of their term in office, if a longer term is not set up in the regulations, from:

I – accepting administrator or audit committee posts, exercising activities, or providing any service to competitors of the Company;

II – accepting a position as administrator or board of auditors’ member, or establishing any professional relationship with any individual or legal entity with whom they have had a direct and relevant official relationship over the 6 (six) months prior to the end of their term in office, if a longer term is not set up in the regulations; and

III – sponsoring, either directly or indirectly, any interest of any individual or legal entity, before any agency or entity of the Federal Public Administration with which they have had a direct and relevant official relationship over the 6 (six) months prior to the end of their term in office, if a longer term is not set up in the regulatory standards.

§1 – The period referred to in the caption of this article includes any periods of paid annual leave not enjoyed.

§2 – During the period of the impediment, the former members of the Executive Office, the Board of Directors and the Audit Committee shall be entitled to remuneration allowance equivalent only to the monthly fee of the post they occupied, subject to the provisions of paragraph 6 of this article.

§3 – The former members of the Executive Office, the Board of Directors and the Audit Committee who choose to return before the end of the impediment period, to the performance of the actual of higher post or position, which, prior to their appointment, was occupied in public or private administration, shall not be entitled to remuneration allowance.

§4 – Failure to comply with such 6 (six) months impediment shall imply, in addition to the loss of compensatory remuneration, the refund of any amount already received in this title plus the payment of a 20% (twenty percent) fine on the total compensatory remuneration that would be due in the period, without detriment to the reimbursement of losses and damages that may be caused.

§5 – The former member of the Executive Office, of the Board of Directors and the Board of Auditors shall cease to be paid such compensatory remuneration, without detriment to other applicable sanctions and restitution of amounts already received, who:

I – incurs any of the assumptions that make up a conflict of interest as referred to in article 5 of Law Nº 12,813 of Thursday, May 16, 2013;

II – is judicially convicted, final and unappealable sentence, of crimes against the public administration;

III – is judicially convicted, final and unappealable sentence, of administrative impropriety; or

IV – undergoes retirement annulment, dismissal or conversion of exemption in dismissal of the position of trust.

§6 – The beginning of the payment of compensatory remuneration is conditioned to the characterization of the conflict of interest and the impediment to the exercise of professional activity and shall be preceded by ~~consultation~~ formal manifestation on the characterization of conflict:

I – of the Ethics Committee of the Presidency of the Republic pursuant to art. 8 of Law 12,813, of May 16, 2013, for the members of the Board of Executive Officers, including for the CEO;

II – of the Ethics Committee of Petrobras, which will decide with the subsidy of the technical areas, when necessary for the examination of the matter, for the members of the Board of Directors and of the Fiscal Council.

Section II – Board of Directors

Art. 29 – The Board of Directors is the higher body of guidance and management of Petrobras, and is responsible for:

I – setting the general guidance of the business of the Company, defining its mission, strategic objectives and guidelines;

II – approving, on the proposal of the Executive Office, the strategic plan, the respective multi-annual plans, as well as annual plans and programs of expenditure and investment, promoting annual analysis regarding the fulfillment of goals and results in the execution of said plans, whereas it shall publish its conclusions and report them to the National Congress and the Federal Court of Accounts;

III – inspecting the administration by the Executive Office and its members, and set their duties, by examining, at any time, the books and records of the Company;

IV – evaluating, annually, the individual and collective performance results of officers and members of Board Committees, with the methodological and procedural support of the People Committee, in compliance with the following minimum requirements: a) exposure of the acts of management practiced regarding the lawfulness and effectiveness of managerial and administrative action; b) contribution to the result of the period; and c) achievement of the objectives set out in the business plan and satisfaction to the long-term strategy referred to in art. 37, § 1 of Decree no. 8,945, of December 27, 2016;

V – annually evaluate and disclose who are the independent directors, as well as indicate and justify any circumstances that may compromise their independence;

VI – approve the above value for which the acts, contracts or operations, although the powers of the Executive Board or its members, must be submitted to the approval of the Board of Directors;

VII – deliberating on the issue of simple, unsecured debentures non-convertible into shares;

VIII – setting the overall policies of the Company, including strategic commercial, financial, risk, investment, environment, information disclosure, dividend distribution, transactions with related parties, spokespersons, human resources, and minority shareholders management policies, in compliance with the provisions set forth in art. 9, § 1 of Decree no. 8,945, of December 27, 2016;

IX – approving the transfer of ownership of Company assets, including concession contracts and permits for oil refining, natural gas processing, transport, import and export of crude oil, its derivates and natural gas, whereas it may set limits in terms of value for the practice of these acts by the Executive Office or its members;

X – approving the Electoral Rules for selecting the member of the Board of Directors elected by employees;

XI – approving the plans governing the admission, career, succession, benefits and disciplinary regime of Petrobras employees;

XII – approving the Nomination Policy that contains the minimum requirements for the nomination of members of the Board of Directors and its Committees, the Audit Committee and the Executive Office, to be widely available to shareholders and the market, within the limits of applicable legislation;

XIII – approving and disclosing the Annual Chart and Corporate Governance Chart, as provided for in Law 13.303, of June 30, 2016;

XIV – implementing, either directly or through other bodies of the Company, and overseeing the risk management and internal control systems established for the prevention and mitigation of major risks, including risks related to the integrity of financial and accounting information and those related to the occurrence of corruption and fraud;

XV – formally making statements in such public offering for the sale of equity shares issued by the Company;

XVI – setting a triple list of companies specializing in economic evaluation of companies for the preparation of the appraisal report of Company’s shares, in the cases of public offering for cancellation of registration as a publicly-held company or for quitting from Corporate Governance Level 2.

§1 – The fixing of human resources policy referred to in item VII may not count with the participation of the Board Member representing employees, if the discussions and deliberations on the agenda involve matters of trade union relations, remuneration, benefits and advantages, including matters of supplementary pensions and healthcare, cases in which conflict of interest is configured.

§2 – Whenever the Nomination Policy intends to impose additional requirements to those included in the applicable legislation to Board of Directors and Audit Committee members, such requirements shall be forwarded for decision of shareholders in a General Meeting.

§3 – Such formal statement, either favorable or contrary, dealt with in section XIV shall be made by means of a prior informed opinion, disclosed within 15 (fifteen) days of the publication of such public offer announcement, addressing at least: (i) the convenience and the opportunity of such public offering of shares regarding the interest of all shareholders and in relation to the liquidity of such securities held by them; (ii) the repercussions of such public offer of sale of equity shares on Petrobras interests; (iii) such strategic plans disclosed by the offeror in relation to Petrobras; (iv) such other points that the Board of Directors deems pertinent, as well as any information required by such applicable rules issued by CVM.

Art. 30 – The Board of Directors shall further decide on the following matters:

I – the duties of each member of the Executive Board which shall be in the Basic Organization Plan, to be disclosed by the Company on its website;

II – nomination and dismissal of the holders of the general structure of the Company, as proposed by the Executive Office, as defined on Basic Plan of Organization, based on the criteria set forth by the Board of Directors itself;

III – authorization for the acquisition of shares issued by the Company to be held in treasury or for cancellation, as well as subsequent disposal of these actions, except in cases of competence of the General Meeting, pursuant to legal, regulatory and statutory provisions;

IV – exchange of securities it has issued;

V – election and dismissal of the members of the Executive Board;

VI – constitution of wholly-owned subsidiaries or affiliated companies, the transfer or termination of such participation, as well as the acquisition of shares or quotas other companies;

VII – convocation of the General Shareholders Meeting, in the cases provided for by law, by publishing the notice of convocation at least 15 (fifteen) days in advance;

VIII – Code of Ethics, Code of Best Practices and Internal Rules of the Board of Directors and Code of Conduct of the Petrobras System;

IX – Policy and Corporate Governance Guidelines of Petrobras;

X – selection and dismissal of independent auditors, which may not provide consulting services to the Company during the term of the contract;

XI – administration and accounts report of the Executive Board;

XII – selection of Board Committee members from among its members and/or from among persons in the market of notorious experience and technical capacity in relation to the expertise of the respective Committee, and approval of the duties and rules of operation of the Committees;

XIII – matters that, by virtue of a legal provision or by determination of the General Meeting, depend on its deliberation;

XIV – integrity and compliance criteria, as well as the other pertinent criteria and requirements applicable to the election of the members of holders of the general structure appointment of the Executive Managers, who shall meet, as a minimum, those set forth in art. 21, paragraph 1, 2 and 3 of these Articles of Incorporation;

XV – the indemnity agreement to be signed by the Company and the procedures that guarantee the independence of the decisions, as defined in art. 23, paragraphs 3 to 6 of these Bylaws;

XVI – sale of the share capital control of wholly owned subsidiaries of the Company;

XVII- omissive cases of these Bylaws.

§1 –- The Board of Directors will have 6 (six) Advisory Committees, with specific duties of analysis and recommendation on certain matters, directly linked to the Board: Investment Committee~~;~~ Audit Committee; Audit Committee of the Petrobras Conglomerate of Companies; Committee on Health, Safety and Environmental Committee; People and Minority Committees.

I – The opinions of the Committees are not a necessary condition for submitting matters to the examination and deliberation of the Board of Directors, except for the hypothesis provided for in paragraph 4 of this article, when the opinion of the Minority Committee shall be mandatory;

II – Committee members may participate as guests of all meetings of the Board of Directors;

III – Committees members and operation rules shall be governed by regulations to be approved by the Board of Directors. Participation – whether as a member or as a permanent guest of these committees – of the Company’s Chairman, Executive Officers and employees, is prohibited, except, in the latter case, the Board Member elected by the employees and the senior managers of the organizational units directly linked to the Board of Directors.

IV – The Board Member elected by the Company’s employees cannot participate in the Audit Committee, in the Audit Committee of the Petrobras Conglomerate and People Committee.

§2 – The People Committee shall have the attributions provided for in articles 21 to 23 of Decree Nº 8.945, of December 27, 2016, as well as to analyze the integrity requirements set forth in art. 21 of these Bylaws for the investiture in the position of management and fiscal councilor of the Company.

§3 – Whenever there is a need to evaluate operations with the Government, its municipalities and foundations and federal state enterprises, provided it is outside the normal course of business of the Company, and that it is within the purview of the Board of Directors’ approval, the Minority Committee shall render prior advice, issuing its opinion on the intended transaction.

§4 – To allow the representation of the preferred shareholders, the Minority Committee will also carry out the previous advisory to the shareholders, issuing its opinion on the following transactions, in a meeting that must necessarily count on the participation of the board member elected by the preferred shareholders. that the opinion of the Committee shall be included in full, including the full content of the divergent statements, of the Assembly Manual that is convened to deliberate on:

I – transformation, incorporation, merger or spin-off of the Company;

II – approval of contracts between the Company and the controlling shareholder, directly or through third parties, as well as other companies in which the controlling shareholder has an interest, whenever, by legal or statutory provision, they are deliberated at a General Meeting;

III – valuation of assets intended to the payment of capital increase of the Company;

IV – choice of specialized institution or company to determine the Company’s economic value, pursuant to Article 40, X of these Bylaws; and

V – alteration or revocation of statutory provisions that modify or alter any of the requirements set forth in item 4.1 of the Level 2 Regulation, while the Contract of Participation is in force in Level 2 of Corporate Governance.

§5 – If the final decision of the Board of Directors differs from the Minority Committee’s opinion indicated in the previous paragraph, the Board’s manifestation, including all the dissenting statements, should also be included in the Assembly Manual that is called to deliberate on the operations, to better instruct the shareholders’ vote.

§6 – The aforementioned Minority Committee will be formed by 2 (two) members of the Board of Directors pointed out by minority common shareholders and preferred shareholders, as well as 1 (one) third independent member, according to Regulation Article 18, §5 of these Bylaws, chosen by the other members of the Committee, which shall or not be a member of the Board of Directors.

Art. 31 – The Board of Directors may determine the performance of inspections, audits or statements of accounts in the Company, as well as the hiring of experts or external auditors, to better instruct the matters subject to its deliberation.

Art. 32 – The Board of Directors shall meet with the presence of the majority of its members, convened by its Chairman or a majority of the Members, ordinarily, at least every month, and extraordinarily whenever necessary.

§1 – It is hereby provided, if necessary, the participation of Members at the meeting by telephone, videoconferencing, or other means of communication that can ensure effective participation and the authenticity of their vote. In such a case, the Board Member shall be considered present at the meeting, and their vote shall be considered valid for all legal effects and incorporated in the minutes of said meeting.

§2 – The materials submitted to evaluation by the Board of Directors shall be appraised with the decision of the Executive Office, the manifestations of the technical area or competent Committee, and furthermore the legal opinion, when necessary for the examination of the matter.

§3 – The Chairman of the Board may, on their own initiative or at the request of any Board Member, summon members of the Executive Office of the Company to attend meetings and provide clarifications or information on matters under consideration.

§4 – The deliberations of the Board of Directors shall be taken by majority vote of the attending members and shall be recorded in the specific book of Minutes.

§5 – The operations provided for in §§ 3 and 4 of art. 30 of these Bylaws, shall be approved by the vote of 2/3 (two thirds) of the Directors present.

§6 – In the event of a tie, the Chairman of the Board shall have the casting vote.

Section III – Executive Office

Art. 33 – The Executive Office and its members shall be responsible for exercising the management of the Company business, pursuant to the mission, objectives, strategies and guidelines set forth by the Board of Directors.

§1 – The Executive Director of Governance and Compliance is assured, in the exercise of its duties, the possibility of reporting directly to the Board of Directors in the hypotheses of art. 9, paragraph 4 of Law 13303, of June 30, 2016.

§2 – The Board of Directors may delegate powers to the Executive Office, except for those expressly provided for in corporate law and in compliance to the levels of authority established in such delegations.

Art. 34 – The Executive Office shall be responsible for:

I – Evaluating, approving and submitting to the approval of the Board of Directors:

a) the bases and guidelines for the preparation of the strategic plan, as well as the annual and multi-annual plans;

b) the strategic plan, the corresponding multi-annual plans, as well as annual plans and programs of expenditure and investment of the Company with the respective projects;

c) the budgets of expenditures and investment of the Company;

d) the performance result of the Company’s activities.

e) the indication of the holders of the general structure of the Company, based on the criteria established by the Board of Directors.

f) the plans governing the admission, career, succession, benefits and disciplinary regime of Petrobras employees.

II – approving:

a) the technical and economical evaluation criteria for investment projects, with the corresponding plans for delegation of responsibility for their execution and implementation;

b) the criteria for the economic exploitation of production areas and minimum coefficient of oil and gas reserves, pursuant to the specific legislation;

c) the pricing policy and basic price structures of the Company’s products;

d) the charts of accounts, basic criteria for determination of results, amortization and depreciation of capital invested, and changes in accounting practices;

e) the corporate manuals and standards of governance, accounting, finance, personnel management, procurement and execution of works and services, supply and sale of materials and equipment, operation and other corporate rules necessary for the guidance of the operation of the Company;

f) the rules for the assignment of use, rental or lease of fixed assets owned by the Company;

g) changes in the Company’s organizational structure, according to the competencies established in Basic Organization Plan, as well as create, transform or extinguish Operating Units, agencies, branches, branches and offices in Brazil and abroad;

h) the creation and extinction of non-statutory Committees, linked to the Executive Office or its members, approving the corresponding rules of operation, duties and levels of authority for action;

i) the value above which the acts, contracts or operations, although of competence of the CEO or the Executive Officers, shall be submitted for approval of the Executive Office, in compliance with the level of authority defined by the Board of Directors;

j) the annual plan of insurance of the Company;

l) conventions or collective labor agreements, as well as the proposition of collective labor agreements;

m) the provision of real or fiduciary guarantees, observing the pertinent legal and contractual provisions.

III – ensuring the implementation of the Strategic Plan and the multi-annual plans and annual programs of expenditure and investment of the Company with the respective projects, in compliance with the budget limits approved;

IV – deliberating on trademarks and patents, names and insignia.

Art. 35 – Having matters within its competence the Executive Board shall meet with most of its members, including the Chairman or his/her substitute, and, extraordinarily by convening the Chairman or 2/3 (two-thirds) of the Executive Directors.

§1 – The Executive Office shall be advised by the Statutory Technical Committee on Investment and Disinvestment.

§2 – The members of the Executive Board will have up to eight (8) Statutory Technical Advisory Committees, comprised of senior managers of the Company’s general structure, with specific duties of analysis and recommendation on certain matters, as provided for in the respective Internal Rules, complying with the provisions of art. 160 of the Brazilian Corporation Law.

§3 – The advice of the Statutory Technical Committees is not binding on the Executive Office or its members, as the case may be, however, they shall be a necessary condition for the examination and deliberation of the matter within the scope of their respective powers.

§4 – The composition, rules of operation and duties of the Statutory Technical Committees shall be disciplined in Internal Rules to be approved by the Board of Directors.

Art. 36 – It is incumbent, individually:

§ 1 – To the CEO:

I – convene, preside over and coordinate the work of Executive Office meetings;

II – propose to the Board of Directors, the nomination of Executive Officers;

III – provide information to the Board of Directors, the Minister of State to which the company is subordinate, and the control organs of the Federal Government, as well as the Federal Court of Accounts and the National Congress;

IV – ensure the mobilization of resources to cope with situations of severe risk to health, safety and the environment;

V – exercise other powers conferred by the Board of Directors.

§2 – The Executive Officer who is assigned to the investors’ relations role~~:~~

I – take responsibility for providing information to the investing audience, the Brazilian Securities and Exchange Commission (CVM) and the national and international stock exchanges or over-the-counter markets, as well as to the corresponding regulatory and supervisory entities, and keep the Company’s records up to date with these institutions.

§3 – The Executive Officer to whom the compliance and governance area is assigned guide and promote the implementation of governance and compliance standards, guidelines and procedures.

§4 – To the CEO and each Executive Officer, among the contact areas described in the Basic Plan of Organization:

I – implement the strategic plan and budget approved by the Board of Directors, using the management system of the Company;

II – hire and dismiss employees and formalize the designations to managerial posts and functions;

III – designate employees for missions abroad;

IV – monitor, control and report to the Executive Office on technical and operational activities of wholly-owned subsidiaries and companies in which Petrobras participates or with which it is associated;

V – designate and instruct the Company’s representatives at General Meetings of wholly-owned subsidiaries, controlled and affiliated companies, pursuant to the guidelines set forth by the Board of Directors, as well as the applicable corporate guidelines;

VI – manage, supervise and evaluate the performance of the activities of the units under their direct responsibility, as defined in the Basic Plan of Organization, as well as practice acts of management correlated to such activities, whereas they may set value limits for the delegation of the practice of these acts, in compliance with the corporate rules adopted by the Executive Office;

VII – approve the rules and procedures for the performance of the activities of the units under their direct responsibility, as defined in the Basic Plan of Organization.

Art. 37 – The deliberations of the Executive Office shall be taken by majority vote of the attending members and shall recorded in the specific book of minutes.

Sole paragraph. In the event of a tie, the CEO shall have the casting vote.

Art. 38 – The Executive Office shall forward to the Board of Directors copies of the minutes of its meetings and provide the information needed to evaluate the performance of the Company’s activities.

Chapter V – General Meeting

Art. 39 – The Ordinary General Meeting shall be held annually within the period established in art. 132 of the Corporate Law, in a place, date and time previously set by the Board of Directors, to deliberate on matters within its competence, especially:

I – rendering of the administrators’ accounts, examine, discuss and vote the financial statements;

II – decide on the allocation of net profit for the year and the distribution of dividends;

III – elect the members of the Board of Directors and Audit Committee.

Art. 40 – The Extraordinary General Meeting, in addition to the cases provided for by law, shall be convened by a call of the Board of Directors, the latter preceded by advice from the Minority Committee, pursuant to art. 30, §4 and 5 of these Articles of Incorporation, when appropriate, to deliberate on matters of interest to the Company, especially:

I – reform of the Bylaws;

II – modification in social capital;

III – evaluation of assets which the shareholder contributes for capital increase;

IV – issuance of debentures convertible into shares or their sale when in treasury;

V – incorporation of the Company to another company, its dissolution, transformation, demerger, merger;

VI – participation of the Company in a group of companies;

VII – dismissal of members of the Board of Directors;

VIII – sale of debentures convertible into shares held the Company and issuance of its wholly-owned subsidiaries and controlled companies;

IX – cancellation of the open Company registration;

X – selection of a specialized company, based on the presentation by the Board of Directors of a triple list of specialized companies, with proven experience and independence as to the decision-making power of the Company, its administrators and / or controlling shareholder, and requirements and responsibilities of §§ 1 and 6 of art. 8 of the Business Corporate Act, for the preparation of an appraisal report of its shares for the respective economic value, to be used in the event of cancellation of the registration as a publicly-held company or Level 2;

XI – waiver to the right to subscription of shares or debentures convertible into shares of wholly-owned subsidiaries, controlled or affiliated companies;

XII – approval of the requirements of the Nomination Policy which are additional to those included in the applicable legislation to members of the Board of Directors and Audit Committee.

§1 – The deliberation on the matter referred to in item XI of this Article shall be taken by an absolute majority of the votes of common shares in circulation, not computing blank votes.

§2 – In the event of a public offer made by the controlling shareholder, said shareholder shall bear the costs of preparation of the appraisal report.

§3 – In the hypotheses of art. 30, §4 and 5, the opinion of the Minority Committee and the manifestation of the Board of Directors, when it differs from the opinion of the Minority Committee, shall be included in the management proposal that will instruct the vote of the Ordinary Shareholders at the General Meeting.

§4 – The controlling shareholder may express an opinion contrary to the advice of the Minority Committee and may provide reasons for which it considers that such recommendations should not be followed.

Art. 41 – The General Meeting shall set, annually, the overall or individual amount of the remuneration of officers, as well as the limits of their profit shares, pursuant to the norms of specific legislation, and that of the members of the Advisory Committees to the Board of Directors.

Art. 42 – The General Meetings shall be chaired by the CEO of the Company or a substitute designated by the latter, whereas, in the absence of both, by 1 (one) shareholder chosen by the majority of votes of those present.

Chapter VI – Audit Committee

Art. 43 – The permanent Audit Committee consists of up to five (5) members and their respective alternates, elected by the Ordinary General Meeting, all resident in the Country, subject to the requirements and impediments set forth in the Brazilian Corporation Law, in the Indication Policy, in the Decree Nº 8.945, dated December 27, 2016 and in art. 21, paragraph 1, 2 and 3 of these Articles of Incorporation, shareholders or not, of which  one (1) will be elected by the holders of the minority common shares and another by the holders of the preferred shares, in a separate vote.

§1 – Among the members of the Audit Committee, one (1) will be appointed by the Minister of Economy, as representative of the National Treasury.

§2 – In the event of vacancy, resignation, impediment or unjustified absence to two (2) consecutive meetings, the member of the Audit Committee shall be replaced, until the end of the term of office, by the respective alternate.

§3 – The members of the Audit Committee will be invested in their positions by signing the declaration of acceptance of office in the book of minutes and opinions of the Audit Committee, which will include: (i) the subscription to the Instrument of Consent of the Members of the Fiscal Council pursuant to the provisions of the Level 2 Regulation, as well as compliance with  legal requirements applicable,  and (ii) consent to the terms of the arbitration clause dealt with in art. 58 of these Bylaws.

§4 – The procedure set forth in art. 21, §4, 5 and 7 of these Bylaws to the nominations for members of the Audit Committee.

§5 – The members of the Audit Committee must also declare if they meet the independence criteria set forth in art. 18, § 5 of these Bylaws.

Art. 44 – The term of office of Audit Committee members is 1 (one) year, whereas 2 (two) consecutive reelections are permitted.

§1 – The reelection of the Audit Committee member who does not participate in any annual training provided by the Company in the last 2 (two) years is prohibited.

§2 – Once the maximum renewal period has expired, the return of the Audit Committee Member to Petrobras can only occur after a period equivalent to one (1) term of performance.

Art. 45 – The remuneration of the members of the Audit Committee, in addition to the compulsory reimbursement of travel and stay expenses necessary for the performance of the function, shall be fixed by the General Meeting that elects them, subject to the limit established in Act N. 9.292 of July 12, 1996.

Art. 46 – It competes to the Audit Committee, without prejudice to other powers which are conferred on it by virtue of legal provision or by determination of the General Meeting:

I – inspect, by any of its members, the acts of officers and verify the fulfillment of their legal and statutory duties;

II – opine on the annual report of management, ensuring the inclusion in its opinion of the additional information it deems necessary or useful to the deliberation of the General Meeting;

III – opine on the proposals of officers, to be submitted to the General Management, concerning the modification of the social capital, issuance of debentures or subscription bonus, investment plans or capital budgets, distribution of dividends, transformation, incorporation, merger or division of the Company;

IV – denounce, by any of its members, to the management bodies and, if such bodies do not take the necessary measures to protect the interests of the Company, to the General Meeting, the errors, frauds or crimes that they discover, and suggest actions useful to the Company;

V – to call the Ordinary General Meeting if the directors delay the call for more than one (1) month, and the Extraordinary Meeting whenever there are serious or urgent reasons, including in the agenda of the meetings the matters they deem necessary;

VI – analyze, at least on a quarterly basis, the balance sheet and other financial statements prepared periodically by the Executive Office;

VII – examine the financial statements of the fiscal period and opine on them;

VIII – exercise these attributions during liquidation.

Sole paragraph. The members of the Audit Committee shall participate, compulsorily, in the meetings of the Board of Directors which evaluate the matters referred to in items II, III and VII of this article.

Chapter VII – Company Employees

Art. 47 – The employees of Petrobras are subject to labor legislation and the internal rules of the Company, in compliance to the legal standards applicable to employees of mixed-capital companies.

Art. 48 – The admission of employees by Petrobras and its wholly-owned subsidiaries and controlled companies shall obey a public selection process, in accordance with the terms approved by the Executive Office.

Art. 49 – The functions of the Senior Administration and the responsibilities of the respective holders shall be defined in the Basic Organizational Plan of the Company.

§1 – The positions referred to in the caput of this article, linked to the Board of Directors, may exceptionally, and at the discretion of the Board of Directors, be attributed to technicians or specialists who are not part of the Company’s permanent staff, by means of positions in commission of free provision.

§2 – The functions referred to in the caput of this article, linked to the Executive Board or its members, may, on a proposal and justification of the Board of Executive Officers and approval of the Board of Directors, exceptionally be assigned to technicians or specialists who are not part of the Board of Directors. Company’s permanent staff, by means of positions in commission of free provision.

§3 – The managerial functions that are part of the organizational framework of the Company, in the other levels, shall have the responsibilities of holders as defined in the rules of the respective bodies.

Art. 50 – Notwithstanding the requisitions provided by law, the transfer of employees of Petrobras and its wholly-owned subsidiaries or controlled companies shall depend on the approval, in each case, of the Executive Office and shall be made whenever possible, through the reimbursement of the corresponding costs.

Art. 51 – The Company shall allocate a portion of the yearly results to be distributed among its employees, pursuant to the criteria approved by the Board of Directors, in compliance with the legislation in force.

Chapter VIII – General Provisions

Art. 52 – The activities of Petrobras shall obey the Basic Plan of Organization, which shall contain, among others, the organization model and define the nature and responsibilities of each unit of the general structure and the subordination relations necessary to the operation of Petrobras, pursuant to these Bylaws.

Art. 53 – The fiscal year shall coincide with the calendar year, ending on December 31 of each year, when the balance sheet and other financial statements shall be prepared and shall meet the applicable legal provisions.

§1 – Subject to legal provisions The Company may prepare balance sheets, making interim dividend payments based on earnings or interest on own capital verified in semiannual or lower balance sheets, considering the results obtained in each quarter by resolution of the Board of Directors, subject to legal provisions.

§2 – The Board of Directors may approve the payment of intermediate dividends to the profit reserve account existing in the last balance sheet approved at the General Meeting.

§3 – Intermediate and interim dividends and interest on equity shall be allocated to the minimum mandatory dividend.

Art. 54 – On the funds transferred by the Federal Government or deposited by minority shareholders, for the purpose of increasing the capital of the Company, financial charges equivalent to the SELIC rate from the day of transfer to the date of capitalization shall apply.

Art. 55 – Petrobras will shall allocate, from the net profit assessed on its annual Balance Sheet, the share of 0.5% (five tenths percent) of paid-in capital, for the constitution of a special reserve intended to the costing of research and technological development programs of the Company.

Sole paragraph. The accrued balance of the reserve provided for in this article shall not exceed 5% (five percent) of paid-in capital.

Art. 56 – Once the distribution of the minimum dividend referred to in art. 8 of these Bylaws is decided, the General Meeting, in compliance with the terms of corporate legislation and specific federal norms, may assign specific percentages or gratuity to the members of the Executive Office of the Company, as variable remuneration.

Art. 57 – The Executive Board may authorize the practice of reasonable gratuitous acts for the benefit of employees or the community in which the company participates, including the donation of non-existent goods, in view of their social responsibilities, as provided in § 4 of art. 154 of the Corporate Law.

Art. 58 – The Company, shareholders, administrators and members of the Fiscal Council undertake to resolve, through arbitration, before the Market Arbitration Chamber, any dispute or controversies that may arise among them, related to or arising, in particular,  from the application, validity, effectiveness, interpretation, violation and effects of the provisions contained in the Brazilian Corporation Law, Law 13303, of June 30, 2016, in the Company’s Bylaws, in the rules issued by the National Monetary Council, Banco Central do Brasil and the Securities and Exchange Commission, as well as in other rules applicable to the operation of the general stock market, in addition to those contained in the Level 2 Regulation, Arbitration Regulation, Participation Agreement and Level 2 Sanctions Regulation.

Sole Paragraph. The provisions of the caput do not apply to disputes or controversies that refer to Petrobras activities based on art. 1 of Law No. 9478, dated August 6, 1997, and complying with the provisions of these By-Laws regarding the public interest that justified the Company’s creation, as well as disputes or controversies involving inalienable rights.

Art. 59 – Contracts entered into by Petrobras for the acquisition of goods and services shall be preceded by a bidding procedure, in accordance with the applicable legislation.

Art. 60 – To compose its proposals to participate in bids prior to the concessions dealt with in Act 9,478 of August 6th, 1997, Petrobras may sign pre-contracts, by issuing letters of invitation, assuring prices and commitments for the supply of goods and services.

Sole paragraph. The pre-contracts shall contain a resolution clause in its own right, to be exercised without penalty or indemnity of any kind in the event another bidder is declared the winner, and shall be later submitted to the appreciation of external control and monitoring bodies.

Art. 61 – The sale of the shareholding control of Petrobras, either through a single operation or through successive operations, may only be contracted under the condition, suspensive or resolving, that the acquirer undertakes, observing the conditions and the terms established in current legislation and in the Level 2 Regulation, make a public offer for the acquisition of the shares of the other shareholders, to assure them equal treatment to that given to the selling controlling shareholder.

§1 – The public offering, provided for in the caput of this article, shall also be carried out when there is (i) onerous assignment of subscription rights for shares and other securities or rights related to securities convertible into shares, resulting in the sale of the control of the Company; or (ii) in case of sale of control of a company that holds control of Petrobras, in which case the selling controlling shareholder will be obliged to declare to B3 the amount attributed to Petrobras in said sale and attach documentation proving that value.

§2 – Any person who acquires control by virtue of a private share purchase agreement entered into with the controlling shareholder, involving any number of shares, shall be bound to: (i) execute the public offering referred to in the caput of this article, and (ii) to pay, in the following terms, an amount equal to the difference between the price of the public offering and the amount paid per share, months prior to the date of acquisition of control, duly updated up to the date of payment. The said amount shall be distributed among all persons who sold Petrobras shares at the trading sessions in which the buyer made the acquisitions, in proportion to the daily net selling balance of each one, and B3 is responsible for operating the distribution, in compliance with its regulations.

§3 – The selling controlling shareholder will only transfer ownership of its shares if the buyer subscribes the Instrument of Consent of the Controlling Shareholders. The Company will only register the transfer of shares to the buyer, or to those who come to hold the power of control, if they subscribe to the Instrument of Consent of the Controllers referred to in Level 2 Regulation.

§4 – Petrobras will only register a shareholder’s agreement that provides for the exercise of control power if its signatories subscribe the Instrument of Consent of the Controllers.

Art. 62 – In the event of cancellation of Petrobras’ public company registration and consequent egress from Level 2, a minimum price must be offered to the shares, corresponding to the economic value determined by a specialized company chosen by the General Meeting, pursuant to the Business Corporation Act, and as provided in art. 40, item XI of these Bylaws.

Sole paragraph. The costs of hiring a specialized company covered by this article will be borne by the controlling shareholder.

Art. 63 – In case the Company’s egress from Level 2 is deliberated so that the securities issued by it will be admitted to trading outside Level 2, or by virtue of a corporate reorganization operation, in which the company resulting from such reorganization does not has its securities admitted to trading on Level 2 within a period of 120 (one hundred and twenty) days from the date of the general meeting that approved said transaction, the controlling shareholder shall make a public offer for the acquisition of the shares belonging to the other shareholders of the Company, at least, by the respective economic value, to be determined in an appraisal report prepared pursuant to art. 40, item XI of these Bylaws, respecting the applicable legal and regulatory rules.

§1 – The controlling shareholder will be exempt from making a public tender offer referred to in the caput of this article if the Company leaves Corporate Governance Level 2 due to the execution of the Company’s agreement to participate in the special segment of B3, namely “Novo Mercado” (“New Market"), or if the company resulting from a corporate reorganization obtains authorization to trade securities on the New Market within a period of one hundred and twenty (120) days as of the date of the general shareholders’ meeting that approved said transaction.

§2 – Shareholders holding more than 50% (fifty percent) of the outstanding common shares must accept the public offering mentioned in the main section of this article or expressly agree with the segment withdraw without making shares sale.

§3 – For the purposes of §2 of this article, outstanding shares are only those whose holders expressly agree to exit Level 2 or qualify for the OPA auction, in accordance with the regulations issued by CVM applicable to open company public offering of shares aiming to cancel registration.

Art. 64 – In the event that there is no controlling shareholder, in case the Company’s egress from Level 2 of Corporate Governance is deliberated so that the securities issued by it will be admitted to trading outside Level 2 of Corporate Governance, or by virtue of a reorganization operation in which the company resulting from such reorganization does not have its securities admitted to trading on Level 2 of Corporate Governance or New Market within a period of 120 (one hundred and twenty) days as of the date of the general meeting that approved said transaction, the egress will be conditional on the realization of a public offering for the acquisition of shares under the same conditions set forth in art. 63 of these Articles of Incorporation.

§1 – The said general meeting shall define the person (s) responsible for conducting the public tender offer, the person(s) present at the meeting shall expressly assume the obligation to perform the offer.

§2 – In the absence of a definition of those responsible for conducting the public offering for the acquisition of shares, in the event of a corporate reorganization operation, in which the company resulting from such reorganization does not have its securities admitted for trading in Level 2 of Corporate Governance, voted in favor of the corporate reorganization to make such offer.

Art. 65 – The egress of Petrobras from Level 2 of Corporate Governance due to noncompliance with the obligations contained in the Level 2 Regulation is conditioned to the effectiveness of a public offering for the acquisition of shares, at least by the Economic Value of the shares, to be determined in an appraisal report dealt with in art. 40, item XI of these Bylaws, respecting the applicable legal and regulatory rules.

§1 – The controlling shareholder shall carry out the public offering for acquisition of shares provided for in the caput of this article.

§2 – If there is no controlling shareholder and egress from Level 2 of Corporate Governance referred to in the caput results of a resolution of the general meeting, the shareholders who voted in favor of the resolution that implied the respective noncompliance shall carry out the tender offer in the caput.

§3 – If there is no controlling shareholder and the egress of Level 2 of Corporate Governance referred to in the caput occurs due to an act or fact of management, the Company’s Managers shall call a general meeting of shareholders whose agenda will be the resolution on how to remedy noncompliance with the obligations contained in the Level 2 Regulation or, if applicable, resolve on the Company’s egress from Level 2 of Corporate Governance.

§4 – If the general meeting referred to in §3 above decides for the Company’s egress from Level 2 of Corporate Governance, said general meeting shall define the person(s) responsible for conducting the public tender offer provided for in the caput, who, present at the meeting, must expressly assume the obligation to make the offer.

Item III: By the vote of the majority of the shareholders (voting map attached to these minutes), with management absence, it was approved the proposal of amendment of overall amount of management compensation, as approved by General and Special Shareholders’ Meeting dated April 25, 2019, in order to include the Digital Transformation and Innovation Executive Officer’s remuneration, in line with Federal Government vote, issued in accordance with the guidance of the Secretariat of Coordination and Governance of State Enterprises (SEST): a) fix up to R $ 34,216,580.26 the global compensation to be paid to Petrobras managers, between April 2019 and March 2020; b) recommend compliance with the individual limits set by SEST, emphasizing its competence to set these limits for the twelve-month period, by heading and by position, with  manifestation according to the table provided by it, in compliance with the global limit defined in letter “a”; c) delegate to the Board of Directors the authority to authorize the effective monthly payment of the remuneration, observing the global and individual limit provided for in paragraphs “a” and “b”, respectively; d) set the monthly compensation of the members of the Board of Directors at one tenth of the average monthly compensation of the members of the Board of Executive Officers, excluding amounts related to vacation and benefits; e) expressly forbid the transfer of any benefits that may be granted to employees of the company, upon the formalization of the Collective Bargaining Agreement - ACT on its respective base date; f) prohibit the payment of any item of compensation not deliberated at this meeting to the directors, including benefits of any nature and representation compensation, pursuant to Law No. 6,404 / 76, art. 152; g) if there is any Officer in the assignment (public servant or employee of another public state company), according Decree No. 9.144/2017 must be observed and the maximum compensation to be reimbursed is the individual limit approved for each Director; h) if any Director is an employee of the company, his employment contract shall be suspended, pursuant to TST No. 269; i) make the quarantine payment conditional on the approval of the Public Ethics Committee of the Presidency of the Republic - CEP / PR, in accordance with current legislation; j) condition the payment of the Directors’ Annual Variable Remuneration (RVA) to the strict compliance with the terms and conditions contained in the Corporate Goals Program previously approved by SEST for this Company; k) condition the payment of the “supplementary pension” to the provisions of article 202, paragraph 3 of Federal Constitution/88 and article 16 of Supplementary Law 109/2001; l) set the monthly compensation of the Fiscal Council members to one tenth of the average monthly compensation of the members of the Board of Executive Officers, excluding amounts related to vacation and benefits; m) set the monthly compensation of the members of the Audit Committee and Audit Committee of the Conglomerate at 30% (40% for the Chairman) of the average monthly compensation of the members of the Board of Executive Officers, excluding the amounts related to vacation and benefits additional; and n) set the monthly compensation of the members of the other advisory committees to the Board of Directors at 50% of the fees of the members of the Board of Directors, excluding the amounts related to vacation and benefits surcharge.

Nothing more to be dealt with, the Extraordinary Shareholders’ Meeting was deemed closed and minutes were subsequently drawn up.

VI.DOCUMENTS ARCHIVED WITH THE COMPANY:

Pursuant to article 130, Paragraph 1, Item “a”, of the Brazilian Corporations Law, the following documents were archived with the Company:

– Slips filled in by shareholders or their proxies, including the resolutions contained in items I, II and lII of the Extraordinary Shareholders’ Meeting agenda;

– Power of attorney and voting of the The Bank of New York Mellon – Depositary Receipts, the Depositary Institution abroad, issuer of ADR’s representing the Company’s shares, represented in this Meeting by Mrs. Clara Calazans da Silva Nascimento, reporting the declarations of the holders of ADR as favorable (item I – 756.687.402 / item II – 756.528.818 / item III – 753.832.284); against (item I – 522.922 / item II – 583.934 / item III – 1.448.548); and abstaining from voting (item I – 1.236.462 / item II – 1.334.034 / item III – 3.165.954);

– Voting list of funds held by Santander Securities Services Brasil DTVM S.A., Itaú Unibanco S.A. – ANBID 34, Itaú Unibanco S.A., Banco Bradesco S.A., Banco BNP Paribas Brasil S.A., J.P. Morgan S.A. – Distribuidora de Títulos e Valores Mobiliários.;

– Remote voting list.

[Signature]

Francisco Augusto da Costa e Silva

Chairman of the Extraordinary Shareholders’ Meeting

[Signature]

Daniel Brasiliense e Prado

Representing the Federal Government

[Signature]

Clara Calazans da Silva Nascimento

Representing The Bank of New York Mellon – Depositary Receipts

[Signature]

João Gonçalves Gabriel

Secretary

CNPJ/MF – 33.000.167/0001-01

NIRE – 33300032061

Public Company

EXTRAORDINARY SHAREHOLDERS’ MEETING – 09/30/2019

Summarized voting map of the EXTRAORDINARY SHAREHOLDERS’ MEETING

Resolution	Favorable	Against	Abstention
Minutes of the Extraordinary Shareholders’ Meeting drawn up as a summary.	6,746,923,194(*)	0	0

I. Merger of Petrobras Logística de Gás S.A.  (“Logigás”) into Petrobras to: (i) confirm KPMG Auditores Independentes (“KPMG”) as Petrobras’ contractor to prepare the relevant Logigás’ Evaluation Report, at book value, pursuant to paragraph 1 of article 227 of the Act 6404, of 12.15.1976; (ii) approve the Evaluation Report prepared by KPMG at book value regarding Logigás’ shareholders’ equity; (iii) approve all terms and conditions of the Merger Proposal and Basis, entered into by and between Logigás and Petrobras on 08.28.2019; (iv) approve the merger of Logigás into Petrobras, with consequent extinction of the former, without increasing Petrobras’ share capital; (v) authorize Petrobras’ Executive Board to perform all acts required for the merger to be effective and for the absorbing company and absorbed company situations to be made regular before relevant authorities, as necessary.

	6,010,683,137	522,922	735,717,313

II. Proposal of amendment to Petrobras’ Articles of Merger in order to change articles 18, 20, 21, 23, 25, 29, 30, 35, 43 and 53 of said charter, and consequent consolidation of said Articles of Merger pursuant to Management proposal filed with the Brazilian Securities and Exchange Commission – CVM (Comissão de Valores Mobiliários) and Company through respective electronic addresses.	5,977,364,146	583,934	768,975,292
III. Amend the overall amount of management compensation, as approved by General and Special Shareholders’ Meeting dated April 25, 2019, in order to include the Digital Transformation and Innovation Executive Officer’s remuneration.	5,974,654,618(**)	1,448,548	770,820,206

* There was no objection.

** Of the total votes indicated in this item, 3,740,470,811 were in the final form approved by General Meeting, as voted by the Union, and the remaining votes were in the form of the proposal of the Administration.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 10, 2019.

PETRÓLEO BRASILEIRO S.A—PETROBRAS

By: /s/ Andrea Marques de Almeida

______________________________

Andrea Marques de Almeida

Chief Financial Officer and Investor Relations Officer